                                                                    EXHIBIT 99.1

This is note 15 from Reliant Energy, Inc.'s (formerly Reliant Resources, Inc.) consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2003.

(15) CONTINGENCIES

(a) LEGAL AND ENVIRONMENTAL MATTERS.

      We are involved in a number of legal, environmental and other proceedings before courts and governmental agencies. We are also subject to ongoing investigations by various governmental agencies, including investigations into possible criminal law violations. Although we cannot predict the outcome of these proceedings, many of these matters involve substantial claim amounts which, in the event of an adverse judgment, could have a material adverse effect on our results of operations, financial condition and cash flows.

LEGAL MATTERS.

      In connection with several of the following proceedings, CenterPoint and certain of its subsidiaries are parties to such proceedings. Pursuant to our indemnity agreement with CenterPoint, we have assumed the defense and related indemnity obligations arising from claims against CenterPoint and its subsidiaries in each of the related proceedings.

CLASS ACTION LAWSUITS

      Western States Electricity Class Actions. Certain of our operating subsidiaries have been named, along with a number of other defendants, including a subsidiary of CenterPoint, as defendants in class action lawsuits in California. In general, the plaintiffs allege that our operating subsidiaries unlawfully conspired to increase wholesale electricity prices in California from 2000 to 2001. The lawsuits seek injunctive relief, treble damages, restitution of overpayments, disgorgement of unlawful profits and legal expenses. These lawsuits fall into three groups:

      - The first group consists of six lawsuits originally filed in the fourth quarter of 2000 and the first quarter of 2001 and subsequently consolidated in one proceeding before the United States District Court for the Southern District of California. In December 2002, the court ordered that the six lawsuits be tried in California state court. The court's order is under appeal before the United States Court of Appeals for the Ninth Circuit.

      - The second group consists of eight lawsuits originally filed in the second quarter of 2002 and subsequently consolidated into one proceeding before the United States District Court for the Southern District of California. In August 2003, the court dismissed seven of the eight cases on the basis of federal preemption and the filed rate doctrine, the eighth case not having been served on any of the defendants. The plaintiffs have appealed to the United States Court of Appeals for the Ninth Circuit.

      - The third group consists of a multi-state class action lawsuit filed in May 2003 against an operating company of our wholesale energy segment and a subsidiary of CenterPoint that is currently pending before the United States District Court for the Southern District of California.

      Snohomish County PUD Class Action. In July 2002, the Snohomish County Public Utility District (PUD) filed a lawsuit on behalf of itself and its customer-owners against one of our wholesale energy segment operating companies, along with a number of other defendants. The plaintiffs allege manipulation of the price of electricity purchased by the utility for its customers in violation of California's antitrust and unfair and unlawful business practices laws. In January 2003, the United States District Court for the Southern District of California dismissed the lawsuit on the basis of federal preemption and the filed rate doctrine. The plaintiffs have appealed to the United States Court of Appeals for the Ninth Circuit.

      Natural Gas Class Actions. We, and certain of our operating companies, along with a number of other defendants, including a subsidiary of CenterPoint, are parties to two class action lawsuits consolidated before the United States District Court of Nevada, and a third that has been conditionally transferred to the United States District Court of Nevada from the United States District Court for the Eastern District of California. In each of the three suits, the plaintiffs allege a conspiracy to increase the price of natural gas in California in violation of the Cartwright Act and California's antitrust and unfair and unlawful business practices laws. In one of the lawsuits, the plaintiffs allege violations of the federal Sherman Act. The lawsuits seek injunctive and declaratory relief, treble the amount of damages, restitution, disgorgement of unjust enrichment, costs of suit and attorneys' fees.

      A fourth class action was filed in February 2004, in Superior Court of the State of California, San Diego County against one of our operating subsidiaries and a number of other defendants. Similar to the other class actions, plaintiffs allege a conspiracy to increase the price of natural gas in California in violation of the Cartwright Act and California's antitrust and unfair and unlawful business practices laws. The plaintiffs seek injunctive and declaratory relief, treble the amount of damages, disgorgement of unjust enrichment, costs of suit and attorneys' fees.

      We and certain of our operating companies, along with a number of other defendants, are also parties to a taxpayer representative lawsuit filed in November 2002 by the California Lieutenant Governor in the Superior Court of the State of California, Los Angeles County on behalf of purchasers of gas and power in California. The plaintiff alleges a conspiracy to increase the price of natural gas in California in violation of the Cartwright Act and California's antitrust and unfair and unlawful business practices laws. The lawsuit seeks injunctive and declaratory relief, treble damages, restitution and legal fees.

      Natural Gas Futures Complaints. Certain of our wholesale energy segment operating companies and a subsidiary of CenterPoint are defendants in three class action lawsuits pending before the United States District Court for the Southern District of New York (originally filed in August, October and November 2003, respectively). The plaintiffs in each case allege that the defendants manipulated the price of natural gas and thereby influenced natural gas futures traded on the New York Mercantile Exchange in violation of the Commodity Exchange Act, and seek unspecified damages on behalf of themselves and the respective putative class members.

STATE ATTORNEY GENERAL LAWSUITS/COMPLAINTS

      California Attorney General Actions. In March 2002, the California Attorney General filed a lawsuit against Reliant Resources, a subsidiary of CenterPoint and several of our wholesale energy segment operating companies. The lawsuit alleged violations of state laws against unfair and unlawful business practices arising out of transactions in the markets for ancillary services run by the California Independent System Operator (Cal ISO). The lawsuit sought injunctive relief, disgorgement of our alleged unlawful profits for sales of electricity and civil penalties. In March 2003, the United States District Court for the Northern District of California dismissed this lawsuit on the basis of federal preemption and the filed rate doctrine. The California Attorney General has appealed to the United States Court of Appeals for the Ninth Circuit.

      In March 2002, the California Attorney General filed a complaint against two of our wholesale energy segment operating companies with the FERC. The complaint alleges that the failure of our operating companies to file transaction-specific information about sales and purchases resulted in a refund obligation to the extent that such transactions took place at prices above "just and reasonable" rates. In May 2002, the FERC denied the complaint but ordered our operating companies to file revised transaction reports regarding prior sales in California spot markets. In September 2002, the California Attorney General petitioned the United States Court of Appeals for the Ninth Circuit for review of FERC's decision.

      In April 2002, the California Attorney General sued Reliant Resources, a subsidiary of CenterPoint, and several of our wholesale energy segment operating companies. The lawsuit is substantially similar to the complaint filed with the FERC described above. In addition, the lawsuit alleges that we charged unjust and unreasonable prices for electricity and that each unjust charge violated California law. The lawsuit seeks fines of up to $2,500 for each alleged violation and other equitable relief. In March 2003, the United States District Court for the Northern District of California dismissed this lawsuit on the basis of federal preemption and the filed rate doctrine. The California Attorney General has appealed to the United States Court of Appeals for the Ninth Circuit.

      In April 2002, the California Attorney General and the California Department of Water Resources (CDWR) sued Reliant Resources, a subsidiary of CenterPoint and several of our wholesale energy segment operating companies in the United States District Court for the Northern District of California. The plaintiffs allege that our acquisition of electric generating facilities from Southern California Edison in 1998 violated Section 7 of the Clayton Act, which prohibits mergers or acquisitions that substantially lessen competition. The lawsuit alleges that the acquisitions gave us market power, which we then exercised to overcharge California consumers for electricity. The lawsuit seeks injunctive relief against alleged unfair competition, divestiture of our California facilities, disgorgement of alleged illegal profits, damages and civil penalties for each alleged exercise of illegal market power. In March 2003, the court dismissed the plaintiffs' claim for damages under Section 7 of the Clayton Act but declined to dismiss the plaintiffs' injunctive claim for divestiture of our California facilities.

      Montana Attorney General Action. On June 30, 2003, the Montana Attorney General and Flathead Electric Cooperative sued one of our wholesale energy segment operating companies, along with a number of other defendants, in the First Judicial District Court of Montana, County of Lewis and Clark. The plaintiffs allege that, together with other energy and trading company defendants named in the suit, our operating companies conspired to restrain trade and to fix and manipulate the price for electricity and natural gas in violation of various provisions of Montana's Unfair Trade Practices and Consumer Protection Act. The lawsuit seeks injunctive relief, treble the amount of damages alleged, costs of suit and attorneys' fees, but has not been served on any of the defendants.

PRIVATE LITIGANTS

      Sierra Pacific Resources and Nevada Power Company. In November 2003, Nevada Power Company named us as a defendant in arbitration before the American Arbitration Association. Nevada Power alleges that we conspired to drive up the price of natural gas in violation of various state and federal laws. Nevada Power seeks $15 million in the arbitration for its alleged damages.

      Los Angeles Department of Water and Power (LADWP). In July 2003, the City of Los Angeles sued Reliant Resources, CenterPoint and one of our wholesale energy segment operating companies in the Superior Court in California. The case has been conditionally removed to the United States District Court of Nevada to proceed with the natural gas class actions discussed above. The lawsuit alleges that we conspired to manipulate the price for natural gas in breach of our contract to supply LADWP with natural gas and in violation of federal and state antitrust laws, the federal Racketeer Influenced and Corrupt Organization Act and the California False Claims Act. The lawsuit seeks treble damages for the alleged overcharges for gas purchased by LADWP, which it estimates at $218 million, interest, and legal costs. The lawsuit also seeks a determination that an extension of the contract with LADWP was invalid in that required municipal approvals for the extension were allegedly not obtained.

In January of 2004, the City of Los Angeles filed a similar lawsuit against us and other natural gas trading and marketing companies in California Superior Court. The lawsuit alleges many of the same state law claims but does not allege the federal law claims included in the first lawsuit.

      Nevada Power and PacificCorp Complaints. In June 2003, the FERC denied a series of complaints filed by Nevada Power Company and PacificCorp, which sought reformation of certain forward power contracts those companies had with several counterparties, including one of our subsidiaries. The complainants have appealed.

      Texas Commercial Energy. In July 2003, Texas Commercial Energy, LLP filed a lawsuit against us and several other participants in the ERCOT power market in the Corpus Christi Federal District Court for the Southern District of Texas. The plaintiff, a retail electricity provider in the ERCOT market, alleges that the defendants committed violations of state and federal antitrust laws, fraud, negligent misrepresentation, breach of fiduciary duty, breach of contract and civil conspiracy. The lawsuit seeks damages in excess of $535 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. In November 2003, two other retail electric providers in the ERCOT market requested to intervene in this action as plaintiffs making factual allegations similar to those made by Texas Commercial Energy, LLP and seeking the same kinds of relief, although not specifying the amount of damages they seek. The intervention motion and the motions to dismiss Texas Commercial Energy, LLP's complaint are set for hearing in May 2004.

      Bankruptcy of Enron Corp. and Its Affiliates. In the fourth quarter of 2001, Enron Corp. filed a voluntary petition for bankruptcy. Accordingly, we recorded a $68 million provision, comprised of provisions against 100% of Enron receivables of $79 million offset by net trading and derivative balances of $11 million. In 2002, we sued Enron Canada Corp., the only Enron party to our netting agreement which is not in bankruptcy, in United States District Court for the Southern District of Texas to recover $78 million (an amount which reflects the netting pursuant to the netting agreement of amounts among various Enron subsidiaries and our subsidiaries). The case is pending. However, in January 2003, Enron sued us in United States Bankruptcy Court for the Southern District of New York claiming $13 million based on the unenforceability of the netting agreement.

      In November 2003, Enron Canada Corp., which is seeking to enjoin our lawsuit against it in Texas, initiated a lawsuit in Canada involving a gas purchase and sale contract underlying our netting agreement. Enron Canada Corp. asserts that the netting agreement is unenforceable and that our Canadian subsidiary has therefore breached the gas purchase and sale agreement by failing to pay approximately $4 million under the gas purchase and sale agreement. Enron Canada Corp. alleges that we are also liable for this amount under a guarantee. We have not yet been served in this lawsuit.

      In addition, on December 1, 2003, a subsidiary of Enron Corp. sued one of our subsidiaries, Reliant Energy Services, Inc. (Reliant Energy Services), in United States Bankruptcy Court for the Southern District of New York for $85 million. Enron alleges that a series of related natural gas financial swap transactions executed by and among Enron, Reliant Energy Services and the Bank of Montreal on November 5, 2001, resulted in set-offs against debts with Enron, which should be invalidated under the preference, set-off and fraudulent conveyance provisions of the bankruptcy code.

      The non-trading derivatives with Enron were designated as cash flow hedges (see note 7). The unrealized net gain on these derivative instruments previously reported in other comprehensive income (loss) will remain in accumulated other comprehensive loss and will be reclassified into earnings during the period in which the originally forecasted transactions occur. During 2002 and 2003, $52 million gain and $3 million loss, respectively, was reclassified into earnings related to these cash flow hedges. As of December 31, 2002 and 2003, the remaining amount to be reclassified into earnings through 2007 was $6 million and $3 million of losses, respectively.

      RMF Industrial Contracting, Inc. In July 2003, a subcontractor participating in the construction of our 521 MW electric generating facility, the Seward project, filed a mechanics' lien in the amount of $36 million against property owned by one of our subsidiaries. The subcontractor has alleged that the contractor for the Seward project prevented the subcontractor from completing its work on the project and failed to pay it for work performed on the project. The terms of the engineering, procurement and construction contract for the project permits our subsidiary to withhold payments to the contractor to protect itself against the possibility that the lien is found to be valid, and requires the contractor to indemnify and hold our subsidiary harmless from the mechanics' lien and the cost of defending related actions. As of March 1, 2004, our subsidiary has withheld payments to the contractors in an aggregate amount exceeding $36 million. The existence of the mechanics' lien does not constitute a default or an event of default under any of our, or our subsidiaries' credit agreements. The matter is pending before the United States District Court for the Western District of Pennsylvania.

      PUCT Cases. Since 2002, the PUCT has approved various increases to the fuel factor component contained in our "price-to-beat." Parties opposing the increases have filed for judicial review of the PUCT's orders in state district court in Travis County, Texas. To date, the court has affirmed the first PUCT ruling. While the other rulings are pending at the district court, the parties opposing the increases have appealed the district court's decision. In each of these proceedings we are vigorously contesting the appeal.

TRADING AND MARKETING INVESTIGATIONS

      FERC Investigations of Western Market Issues. In October 2003, we entered into a settlement agreement with the FERC resolving its investigations and proceedings in connection with its ongoing review of western energy markets (exclusive of pending FERC proceedings concerning refund obligations in connection with wholesale electricity sales into the Cal ISO and California Power Exchange (Cal PX) markets, as described below in note 15(b), and the gaming show cause proceedings, described below). The settlement provides that:

      - We make three cash settlement payments, totaling $25 million, into a fund established for the benefit of California and western market electricity consumers. In October 2003, we paid $15 million into the fund; additional payments of $5 million each shall be made in September 2005 and 2006;

      - We offer capacity from a portion (totaling 824 MW) of our generation portfolio in California to the market for one-year terms for delivery commencing in 2004, 2005, and 2006 on a unit-contingent, gas-tolling basis; we will pay the difference, up to $25 million, between the collected auction revenues and our projected cash costs to generate the power into the fund described above; the requirement to offer this capacity to the market ceases at the earlier of three years, or the point in time when projected auction revenues less our cost to generate power reach $25 million; and

      - Until October 2004, our sales in the western power markets will be subject to review, and we will report sales data to the FERC on a transaction-by-transaction basis; we have also made other commitments in the settlement regarding providing information to the FERC upon request.

      In 2003, we offered, but did not receive qualifying bids for, capacity from the 824 MW portion of our California generation portfolio for the 12-month period beginning April 1, 2004. Although the units will be subject to up to two more auctions, we have mothballed the units comprising this portion of our California generation portfolio.

      Under the terms of the settlement, we retain the ability to make sales of power at market-based rates. The FERC also found no reason to investigate us further with respect to physical withholding of power. In addition, the FERC addressed in the settlement the issues surrounding our trading of natural gas at the Topock, Arizona delivery point that had been raised in a March 2003 report by the FERC staff. The FERC found that our trading activities did not violate either the Natural Gas Act or any FERC regulations, that there was no evidence of any intent by our trader or us to manipulate the price of natural gas and that, as a result, no remedy was necessary.

      In 2003, we recognized a $37 million pre-tax loss for the settlement based on (a) the present value ($24 million) of the cash settlement payments ($25 million) and (b) the fair value of our obligation to offer capacity from our power generation portfolio ($13 million) during 2005 and 2006, based on an option valuation model. The amount of the liability ascribed to each auction period will be offset against the payments required to be made to the FERC, if any, resulting from contracts entered into as a result of such auction. If there are no contracts that result from an auction, the associated liability for that period will be reversed in the period that the auction occurs.

      The gaming show cause proceedings involve allegations that certain of our subsidiaries unlawfully gamed the California markets by engaging in double selling and paper trading of ancillary services and by engaging in so-called ricochet trades. The FERC staff found no foundation to the allegations that our subsidiaries engaged in paper trading, ricochet transactions or collusive gaming practices. While not admitting the allegations of double selling of ancillary services, our subsidiaries entered into a settlement with the FERC in which we agreed to pay $836,000 in resolution of allegations of double selling. The settlement resolved related allegations of double selling of ancillary services made by the Cal ISO in July 2003 against our operating subsidiaries and the Cal ISO's proposed rescission of approximately $11 million paid to us. The FERC denied the proposed rescission and found that all allegations of double selling of ancillary services were to be resolved in the gaming show cause proceedings.

      In January 2003, in connection with the FERC's investigation of potential manipulation of electricity and natural gas prices in the Western United States, the FERC approved a stipulation and consent agreement between the FERC staff and us relating to certain actions taken by some of our traders over a two-day period in June 2000. Under the agreement, we agreed to pay $14 million (which was expensed in the fourth quarter of 2002) directly to customers of the Cal PX and certain other terms, including a requirement to abide by a must offer obligation to submit bids for all of our uncommitted, available capacity from our plants located in California into a California spot market one additional year following termination of our existing must offer obligation or until December 31, 2006, whichever is later.

      Investigations by the CFTC. In November 2003, we entered into a settlement with the Commodity Futures Trading Commission (CFTC) in connection with an investigation relating to trading and price reporting issues. The settlement addressed the reporting of natural gas trading information to energy industry publications that compile and report index prices and seven offsetting and pre-arranged electricity trades that were executed on an electronic trading platform in 2000. Pursuant to the terms of the settlement, without admitting or denying liability, one of our subsidiaries agreed to pay a civil monetary penalty of $18 million, which was paid and expensed in the fourth quarter of 2003.

      Investigations by United States Attorneys. We have received subpoenas and informal requests from the United States Attorneys for the Southern District of New York, the Southern District of Texas and the Northern District of California for documents, interviews and other information pertaining to "round trip trades," price reporting and alleged price manipulation. We have produced information to each of the United States Attorneys' offices. The United States Attorney for the Southern District of New York has closed its investigation.

      In response to July 24, 2003, Grand Jury subpoenas, a number of current and former employees have given interviews to the United States Attorney for the Northern District of California or testified before the Grand Jury investigating allegations of electricity price manipulation. On March 5, 2004, the United States Attorney's office for the Northern District of California informed our counsel that it intends to seek a criminal indictment against our subsidiary, Reliant Energy Services, and certain of its current and former employees (none of whom is an officer of Reliant Resources), alleging price manipulation based on the curtailment of electricity generation in California on two days in June 2000. The allegation of price manipulation during this two-day period was the subject of the settlement with the FERC in January 2003 described above. In our settlement, we neither admitted nor denied that these actions affected prices in any market, or violated any law, tariff or regulation.

      We do not believe that our subsidiary engaged in actions in violation of laws, tariffs or regulations in effect at the time and intend vigorously to contest the allegations. We do not believe that this action against our subsidiary will have a material impact on our ongoing business operations, including any impact on our credit or debt agreements, the wholesale license held by our subsidiary, the retail and wholesale licenses held by our other subsidiaries or contracts and agreements to which our subsidiary is a party.

      The United States Attorney for the Southern District of Texas is currently investigating natural gas reporting price issues. This investigation could result in civil or criminal actions being brought against us, certain of our subsidiaries or our current or former employees.

SHAREHOLDER CLASS ACTIONS

      We are defendants in 15 class action lawsuits filed on behalf of purchasers of our securities and the securities of CenterPoint. The lawsuits allege that the defendants violated federal securities laws by, among other things, making false and misleading statements about trading volumes and revenues. The lawsuits seek monetary damages on behalf of persons who purchased CenterPoint securities during specified class periods. In August 2002, the shareholder lawsuits were consolidated into one proceeding before the United States District Court, Southern District of Texas, Houston Division. In March 2003, we and the other defendants filed a motion to dismiss certain of the claims. In January 2004, the court dismissed with prejudice the federal and state securities fraud claims. With the dismissal of all fraud-related claims, the only remaining claims against us are claims under Section 11 and 15 of the Securities Act of 1933 pertaining to statements made in our registration statement for our initial public offering.

      Illinois Shareholder Lawsuit. On February 7, 2003, a lawsuit was filed against CenterPoint and certain of our former and current employees in United States District Court for the Northern District of Illinois, Eastern Division. The plaintiffs allege violations of federal securities law, Illinois common law and the Illinois Consumer Fraud and Deceptive Trade Practices Act. The lawsuit makes allegations similar to those made in the other class action lawsuits and seeks treble damages and legal expenses. In January 2004, the court dismissed the action for failing plead facts supporting plaintiffs' claims, but also granting plaintiffs leave to file an amended complaint to attempt to cure the pleading defects.

      ERISA Action. On May 30, 2002, a class action lawsuit was filed in the United States District Court, Southern District of Texas, Houston Division against us and CenterPoint, on behalf of participants in our and CenterPoint's employee benefits plans. The lawsuit alleges breach of fiduciary duties in violation of the Employee Retirement Income Security Act in connection with investment decisions made by the plans in CenterPoint and our securities. The lawsuit seeks monetary damages and restitution. In May 2003, the defendants filed a motion to dismiss the claims. In January 2004, the court dismissed us as a defendant from this proceeding on standing grounds. CenterPoint, and certain members of CenterPoint's benefits committee, remain in this case.

SHAREHOLDER DERIVATIVE ACTIONS

      Derivative Lawsuit. On May 17, 2002, a derivative lawsuit was filed against our directors and independent auditors in the 269th Judicial District, Harris County, Texas. The lawsuit alleges that the defendants breached their fiduciary duties to us by causing us to conduct our business in an imprudent and unlawful manner. Among other things, the lawsuit cites (a) alleged failures to implement and maintain an adequate internal accounting control system, (b) "round trip trading transactions" (including the dissemination of materially misleading and inaccurate information regarding revenue and trading volume) and
(c) withholding power in the California market in June 2000. The lawsuit seeks monetary damages on our behalf.

      In December 2002, our board of directors appointed a special litigation committee to investigate the claims asserted in the lawsuit. The special litigation committee was assisted in its investigation by external counsel appointed by the committee. In December 2003, the special litigation committee determined that it would not be in our best interest to proceed with the derivative lawsuit. The special litigation committee has asked the court to dismiss the suit.

ENVIRONMENTAL MATTERS.

      REMA Ash Disposal Site Closures and Site Contaminations. REMA is responsible for environmental costs related to (a) the closure of six ash disposal sites and (b) site contamination investigations and remediation requirements at four of its generation facilities. Based on our evaluations with assistance from third-party consultants and engineers, we have recorded the estimated aggregate costs associated with these environmental liabilities of $35 million and $23 million as of December 31, 2002 and 2003, respectively, of which we expect to spend $8 million over the next five years.

      Orion Power Environmental Contingencies. Orion Power is liable under the terms of a consent order issued in 2000 with the New York State Department of Environmental Conservation (NYSDEC) for past releases of petroleum and other substances at two of its generation facilities. Based on our evaluations with assistance from third-party consultants and engineers, we have developed remediation plans for both facilities. As of December 31, 2002 and 2003, we have recorded the estimated liability for the remediation costs of $8 million and $7 million, respectively, which we expect to pay out through 2008.

      Under a separate consent order issued by the NYSDEC in 2000, Orion Power is required to evaluate certain technical changes to modify the intake cooling system of one of its plants. Orion Power and the NYSDEC will discuss the technical changes to be implemented. Depending on the outcome of these discussions, including the form of technology ultimately selected, we estimate that capital expenditures necessary to comply with the order could meet or exceed $87 million. We expect to begin construction on a portion of the cooling water intake in 2004.

      Orion Power is responsible for environmental liabilities associated with the future closure of three ash disposal sites in Pennsylvania. As of December 31, 2002 and 2003, the total estimated liability determined by management with assistance from third-party engineers and recorded by Orion Power for these disposal sites was $14 million and $11 million, respectively, of which $1 million is to be paid over the next five years.

      New Source Review Matters. The United States Environmental Protection Agency (EPA) has requested information from six of our coal-fired facilities, as well as two of our Orion Power facilities, related to work activities conducted at the sites that may be associated with various permitting requirements of the Clean Air Act. We have responded to the EPA's requests for information. In addition to the EPA's requests for information, the New Jersey Department of Environmental Protection requested from the EPA a copy of all correspondence relating to the EPA's request for information for one of the six facilities, which request the EPA has granted. Furthermore, the New York state attorney general's office and the Pennsylvania Department of Environmental Protection recently requested from the EPA a copy of all such correspondence relating to all six facilities, which the EPA granted.

OTHER MATTERS.

      We are involved in other legal and environmental proceedings before various courts and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. We believe that the effects on our financial statements, if any, from the disposition of these matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

(b)CALIFORNIA ENERGY SALES CREDIT AND REFUND PROVISIONS.

      As of December 31, 2003, our consolidated balance sheet included a $189 million net receivable, included in the $242 million below, for energy sales in California that relate to sales of power by us into the markets run by the Cal ISO and the Cal PX in 2000 and 2001.

      The receivable remains outstanding as a result of defaults by purchasers of power in the Cal ISO and Cal PX markets in 2000 and 2001, primarily, the two investor owned utilities, Pacific Gas and Electric (PG&E) and Southern California Edison Company (SCE). The receivable is also the subject of the refund proceeding initiated by the FERC in 2001 regarding prices charged by our wholesale energy segment in California from October 2, 2000 through June 20, 2001.

      SCE has paid to the Cal ISO and the Cal PX all amounts due by it on account of power purchases; however, no distributions have been made pending resolution of the FERC refund proceeding. PG&E filed for protection under the bankruptcy laws in April 2001 and has not made payment on account of these pre-petition claims. In December 2003, the bankruptcy court confirmed PG&E's plan of reorganization. The plan of reorganization adopts a settlement agreement with the California Public Utilities Commission and calls for the payment of our claim, including interest thereon, in cash and in an amount determined by the FERC in the refund proceeding. There is an appeal and request for rehearing pending the bankruptcy confirmation order and the California Public Utilities Commission's order approving the settlement agreement, respectively.

      We have receivables due from the Cal ISO, the Cal PX and the CDWR for energy sales in the California wholesale market during the fourth quarter of 2000 through December 31, 2003. Our gross receivables for California energy sales are adjusted for (a) an expected refund obligation, (b) a credit reserve and (c) interest receivable. The adjustments impacted our net receivables as follows:

                                                                                   DECEMBER 31,
                                                                          -----------------------------
                                                                              2002             2003
                                                                          ------------     ------------
                                                                                  (IN MILLIONS)

Accounts receivable, excluding refund obligation......................    $       306      $       326
Refund obligation.....................................................           (191)             (81)
Credit reserve........................................................             (6)             (21)
Interest receivable...................................................              5               18
                                                                          -----------      ------------
  Accounts receivable, net............................................    $       114      $       242
                                                                          ===========      ===========


      During 2001, 2002 and 2003, we adjusted our estimated refund obligation and credit reserve (netted in revenues) and interest income (recorded in interest income) related to energy sales in California as follows (income
(loss)):

                                                                    YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                           2001              2002              2003
                                                       ----------        -----------       ----------
                                                                         (IN MILLIONS)
Refund obligation...................................   $      (15)       $     (176)       $      110
Credit reserve (1)..................................          (29)               62               (15)
Interest receivable.................................            -                 5                13
                                                       ----------        ----------        ----------
  Net impact on net income/loss.....................   $      (44)       $     (109)       $      108
                                                       ==========        ==========        ==========

----------------
(1) We recorded a credit reserve provision in 2000 of $39 million relating to energy sales in California; taken together with our impacts in 2001, 2002 and 2003, we have a net credit reserve of $21 million as of December 31, 2003.

      FERC Refund Proceedings. We are a party to a refund proceeding initiated by the FERC in 2001 regarding wholesale electricity prices charged by our wholesale energy segment in California from October 2, 2000 through June 20, 2001.

      Based on the refund methodology adopted by the FERC, we currently estimate our refund obligation to be between $81 million and $210 million for energy sales in California. We base this estimate on a number of assumptions:

      - the amounts charged by us for wholesale electricity sales in California during the refund period as computed by the Cal ISO; and

      - the refund methodology adopted by the FERC in July 2001, as modified in March 2003 and October 2003 (a) to use a "proxy" gas price based on producing area daily price indices plus posted transportation costs and (b) to permit a reduction in refund liability if actual gas costs during the refund period exceeded allowed gas costs under the proxy gas price used in the FERC's refund formula.

The low end of the range of our estimate, which we have recorded, is based on a refund calculation factoring in a reduction in the total FERC refund based on
(a) the actual cost paid for gas over the proposed proxy gas price and (b) exclusion of all purchases made by the CDWR from the refund calculation. The high end of the range of our estimate of the refund obligation assumes that the refund obligation is not adjusted for (a) the actual cost paid for gas over the proposed proxy gas price and (b) purchases made by the CDWR that were in excess of the amounts needed to meet the needs of the California utilities. We continue to assess our low and high ends of the range and our most probable estimate within that range based on the FERC orders which clarify/modify the refund calculation methodology and it is possible that we could have additional changes to our accrual and/or our range in the future.

      During 2001, we established a $15 million reserve for potential refund obligations. During 2002, we recognized an additional reserve for potential refund obligations of $176 million resulting in a reserve of $191 million as of December 31, 2002. During 2003, we reversed $110 million of previously recorded refund provisions due to the decisions by the FERC in March and October 2003 permitting us to file to recover our actual gas costs to the extent they exceed the amount determined using the proxy gas price under the modified refund formula. As of December 31, 2003, our reserve for refunds related to energy sales in California was $81 million.

      It is our current expectation that the amount of refunds we ultimately are determined to owe will be offset against our uncollected receivables for energy sales in California.

      California Credit Provision. During 2000 and 2001, we recorded net pre-tax credit provisions against receivable balances related to energy sales in California of $39 million and $29 million, respectively, resulting in a pre-tax credit provision of $68 million as of December 31, 2001. During 2002, we reversed $62 million of this provision resulting in a $6 million provision as of December 31, 2002. The reversal in 2002 resulted from collections of outstanding receivables during the period, a determination that credit risk had been reduced on the remaining outstanding receivables as a result of payments in 2002 to the Cal PX and due to the write-off of receivables as a result of a May 2002 FERC order and related interpretations and a March 2003 FERC order discussed above. During 2003, we recorded additional credit provisions of $15 million due to the reversal of refund provisions discussed above. As of December 31, 2003, we had a remaining pre-tax credit provision of $21 million against these receivable balances. We will continue to assess the collectability of these receivables based on further developments in the FERC refund proceeding and will adjust the credit reserve to reflect the impact of such developments in the periods in which they occur.

      Interest Calculation. During 2002 and 2003, we recorded net interest income of $5 million and $13 million, respectively. We estimated net interest income based on:

      - the December 2002 findings of the presiding administrative law judge in the FERC refund proceeding, described above;

      -     the lowest range in our estimated potential refund;

      -     the receivable balance outstanding; and

      - the quarterly interest rates for the applicable time period as designated by the FERC.

(c)TOLLING AGREEMENT FOR LIBERTY'S GENERATING STATION.

      LEP owns a 530 MW combined cycle gas fired power generation facility (the Liberty generating station). Liberty financed the construction costs of the Liberty generating station with borrowings under a credit agreement of which $262 million is outstanding as of December 31, 2003. Borrowings under the credit agreement, which are non-recourse to Reliant Resources and its affiliates (other than LEP and Liberty), are secured by pledges of the assets of the Liberty generating station and of the ownership interest in LEP. See note 9(a).

      In July 2003, the counterparty to the tolling agreement under which LEP sold the generation output of the Liberty generation station filed for bankruptcy. Subsequently, a federal bankruptcy court issued an order that terminated the tolling agreement and triggered another event of default under the Liberty credit agreement. The default under the Liberty credit agreement, and the possible foreclosure by the lenders upon the assets of the Liberty generating station, do not constitute an event of default under any other debt agreements of Reliant Resources or its affiliates.

      To date, the lenders under the Liberty credit agreement have not foreclosed upon the Liberty generating station. However, there can be no assurance that the lenders will continue to refrain from exercising such rights. If the lenders elect to foreclose on LEP, Liberty and/or the Liberty generating station, we could incur a pre-tax loss of an amount up to our recorded net book value, with the potential of an additional loss due to an impairment of goodwill to be allocated to LEP. As of December 31, 2003, the combined net book value of LEP and Liberty was $346 million, excluding the non-recourse debt obligations of $262 million. At December 31, 2002 and 2003, we evaluated the Liberty generating station and the related intangible asset for the terminated tolling agreement for impairment. Based on our analyses, there were no impairments.

      In September 2003, LEP sued the corporate guarantor of the counterparty to the tolling agreement, Gas Transmission Northwest Corporation, seeking payment of $140 million (the maximum amount of the guarantee) out of the $177 million termination claim calculated by LEP under the agreement. Subsequently, the counterparty to the tolling agreement and its corporate guarantors countersued LEP seeking to collect a $108 million termination payment under the tolling agreement. The obligations of LEP under the tolling agreement are secured by a $35 million letter of credit issued under the senior secured revolver of Reliant Resources. If the letter of credit were to be drawn, Reliant Resources would be required to reimburse the issuing bank.

      In light of current market conditions and the termination of the tolling agreement, LEP does not expect to have sufficient cash flow to pay both (a) all of its expenses and to post the collateral required to buy fuel or in respect of the gas transportation agreements and (b) debt service obligations. Liberty received temporary deferrals until April 2004 from its lenders for the quarterly principal installments that were due in October 2003 and January 2004, which aggregated $4 million. Based on the foregoing, we are exploring various strategic options with respect to our subsidiaries' interest in the Liberty generating station, including, among other things, the execution of a foreclosure arrangement with the lenders resulting in a transfer of ownership to the lenders or a sale of our interest in the generating station. There can be no assurances regarding the outcome of this process. A foreclosure of our interest in the generation station would, however, result in an impairment of the asset on our balance sheet.

      If LEP recovers the amount of the termination claim, the lenders are entitled to require that such amounts be used to pay deferred interest and to prepay debt under the Liberty credit agreement. Under United States and Pennsylvania tax laws, it is possible that receipt of a termination payment by LEP could be deemed taxable income to Reliant Resources and its other affiliates.